Stevens & Lee
Lawyers & Consultants

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000  Fax (610) 376-5610
www.stevenslee.com

Direct Dial:          (610) 478-2048
Email:       jha@stevenslee.com
Direct Fax:           (610) 371-7960
June 2, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Shiner International, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 4, 2011
File No. 333-172455

Dear Ladies and Gentlemen:

On behalf of Shiner International, Inc. (the “Company”), we respond as follows to the comment letter dated May 20, 2011 (the “Comment Letter”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Registration Statement on Form S-1, as amended (the “Form S-1”).  Page references in our responses correspond to Amendment No. 3 to the Form S-1 or Amendment No. 2 to the Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”), as appropriate.  Copies of Form S-1 and Form 10-K have been marked to note the changes from the filings made on May 3, 2011 and May 4, 2011 (however, the page references to the section headings taken from the Staff’s Comment Letter refer to the original pagination).  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments in italics below and provided the Company’s response to each comment immediately thereafter.

Amendment No. 2 to Form S-1

Selling Stockholders, page 9

1.
Please explain the difference in the number of shares to be outstanding under this section versus the disclosure under the Security Ownership of Certain Beneficial Owners and Management and Description of Securities section on pages 7 and 13.

The shares outstanding on pages 7 and 13 of the S-1 are the actual shares outstanding as of April 29, 2011.  The shares outstanding in the Selling Stockholders table includes the shares issuable upon exercise of the warrants issued in the December 2010 private placement.  The Company has added a footnote to the Selling Stockholders table that reads in full as follows:

Securities and Exchange Commission June 2, 2011	Page 2

*
For purposes of this table, the total number of shares outstanding includes 521,664 shares that are issuable upon exercise of warrants that were issued in connection with the private placement transaction in December 2010, all of which are currently exercisable in full.

Incorporation of Documents by Reference, page 14

2.	We remind you to revise your list of documents incorporated by reference with your next amendment, as applicable.

The Company has revised the list of documents incorporated by reference and intends to amend the list in any subsequent filings of the Form S-1 and/or Prospectus related thereto.

Form 10-K/A for the Fiscal Year Ended December 31, 2010

General

3.
We note your response to comment 8 of our letter dated April 18, 2011.  We also note the last sentence of your Explanatory Note on page 3 of Amendment No. 1 to Form 10-K, “Except as expressly set forth in this Amendment, the Original Filing has not been amended, updated or otherwise modified.” Please amend your Form 10-K to revise your Explanatory Note to include disclosure of all of the sections of the Form 10-K that you amended including Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and Item 8. Financial Statements and Supplementary Data.

The Company has revised the Explanatory Note in Amendment No. 3 to the Form 10-K to include disclosure of all of the sections of the Form 10-K that have been amended.

Item 9A.  Controls and Procedures, page 42

4.
We note your disclosure that the disclosure controls and procedures are designed at the reasonable assurance level.  Please revise to state that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the references to the level of assurance of your disclosure controls and procedures.

The Company has amended the disclosure in Item 9A to remove the reference to the level of assurance of its disclosure controls and procedures.

Consolidated Financial Statements, page 53

Note 1 - Organization and Basis of Presentation, page F-6

5.
We note your response to comment 19 of our letter dated April 18, 2011 and the revision to your note.  Please tell us the authoritative literature you relied upon in determining the accounting treatment for Shiner Industrial’s acquisition of the assets and liabilities of Shiny-day and Modern.

Securities and Exchange Commission June 2, 2011	Page 3

The acquisition of assets of Shiny-day and Modern by Shiner Industrial was a transaction among entities under common control.  All three entities are 100% owned (directly or indirectly) by Shiner International, Inc.  The transfer of these assets and liabilities was done at historical cost with no gain or loss being recognized. The Company relied ASC 805-50-30-5 which states:

When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. If the carrying amounts of the assets and liabilities transferred differ from the historical cost of the parent of the entities under common control, for example, because pushdown accounting had not been applied, then the financial statements of the receiving entity shall reflect the transferred assets and liabilities at the historical cost of the parent of the entities under common control.

Note 6 - Stockholders’ Equity, page F-14

6.
We note your response to comment 22 of our letter dated April 18, 2011 and the revision to your note; however, it appears that you were not completely responsive to our comment.  In this regard, please tell us and disclose the material terms of the warrants issued, as well as how you determined that the warrants should be classified in equity.  In your response, please cite the authoritative literature you relied upon in determining the accounting treatment of the warrants.

The Company has updated Note 6 to disclose the material terms of the warrants.  The Company evaluated the warrants under ASC 815 (formerly EITF 00-19 and EITF 07-05) and determined that the warrants should be classified in equity.  The warrants meet the eight criteria in EITF 00-19 for equity accounting and are considered indexed to its own stock.

Note 13 - Segment Information, page F-19

7.
We note your response to comment 25 of our letter dated April 18, 2011. Please provide us an analysis which demonstrates how your aggregation of tobacco films, coated films and color printing products, into a single reportable segment, meets the criteria as provided in FASB ASC 280-10-50-11.

The Company recognized tobacco film, coated film and color printing products as the flexible packaging film based on the following events:

•	The tobacco films, coated film and color printing products use similar the raw materials related to the chemical products, such as polypropylene, polyethylene, etc.

•	They have similar product processes because all they become to finished packaging product through extrusion, film-making and further processing.

Securities and Exchange Commission June 2, 2011	Page 4

•
They have similar end customer reference to the lead manufactures of food and commodity.  According to the demand of the customers themselves, the tobacco film, coated film and color printing products are applicable to the products of the same customer respectively, such as cigarette, commodity and food.

•	They have similar service for providing the solution of safe packaging.

•
They have similar regulatory environment because they all are subject to the same policy regulation of packaging, GB9685-2008 released by the National Development and Reform Committee and the Food Safety Law of the People's Republic of China.

Note 15 – Condensed Segment Information, page F-19

8.	Please revise your document to disclose the reason the condensed financial statements of the parent company have been provided.

The Company has revised Note 15 to disclose that the condensed financial statements of the parent company have been provided because “[t]he assets of the Company’s Chinese subsidiaries exceed 25% of the consolidated assets of the Company and may be restricted by the Chinese government as to the payment of dividends or transfer of assets to the U.S Parent company.”

Thank you for your attention to this matter.  We look forward to working with the Commission to resolve and address these comments expeditiously.

Very truly yours, STEVENS & LEE /s/ Jacquelyn A. Hart Jacquelyn A. Hart

cc:	Mr. Qingtao Xing
William W. Uchimoto, Esq.